August 21, 2009


John Archfield
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Re:  July 24, 2009 Letter from the Commission to Stratus Media Group Inc.
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Mr. Archfield:

This letter is to confirm a voicemail I left with you today that due to the need to locate and research source documents related to acquisitions and travel schedules for key members of our review team, we are not able to provide the response to the above comment letter as originally planned and we are requesting a two-week extension to Friday, September 4, 2009 for a reply to your letter of July 24, 2009.

Sincerely,

/s/ Paul Feller
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Paul Feller
Principal Executive Officer